SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)

CLEAR SKIES SOLAR, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

 (Title of Class of Securities)

CUSIP No. 184681104

 (CUSIP Number)

KHG Trust

672 Dogwood Avenue

Suite 106

Franklin Square, NY 11010

With Copies To:

Harvey Kesner, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, New York 10006

Tel: (212) 930-9700

Fax: (212) 930-9725

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ¨ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 184681104

13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

KHG Trust

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,845,000*
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
5,845,000*
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*

14	TYPE OF REPORTING PERSON

00

*See Item 3 – Source and Amount of Funds or Other Consideration.

Item 1. Security and Issuer

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Clear Skies Solar, Inc., a Delaware corporation (the "Issuer"). The principal offices of the Issuer are located at 200 Old Country Road, Suite 610, Mineola, NY 11501.

Item 2. Identity and Background.

 (a)-(c), (f).  This statement is being filed by KHG Trust (the “Reporting Person”).

KHG Trust, a trust organized under the laws of the State of New York, has a business address at 672 Dogwood Avenue, Suite 106, Franklin Square, NY 11010.

Natan Green is the trustee of KHG Trust.

(d) and (e).  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 7, 2009 KHG Trust sold 150,000 shares of the Issuer’s Common Stock in the open market.

On December 15, 2009 KHG Trust sold 25,000 shares of the Issuer’s Common Stock in the open market.

As of December 15, 2009, KHG Trust owned 5,845,000 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

The shares acquired by the Reporting Person was issued for the purpose of acquiring an interest in the Issuer.  The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action  with  respect to, the matters listed in  paragraphs  (a) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 5,845,000 shares of Common Stock of the Issuer, which represents 9.98% of the issued and outstanding shares of the Issuer as at December 15, 2009. Please see Item 3 – Source and Amount of Funds or Other Consideration.

(b) Mr. Natan Green has sole power to vote on or dispose of 5,845,000 shares of Common Stock of the Issuer.  Please see Item 3 – Source and Amount of Funds or Other Consideration.

(c) Other than the disposition of the shares reported herein, the Reporting Person has effected the following transactions in the shares of the Issuer during the past 60 days:

None.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

KHG TRUST

January 19, 2010	By:	/s/ Natan Green
By: Natan Green
Title: Trustee

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